Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NVR, Inc.:

We consent to the use of our report dated January 22, 2004, with respect to the consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.”

/S/ KPMG LLP

McLean, VA

May 27, 2004